O L S H A N	1325 AVENUE OF THE AMERICAS ● NEW YORK, NEW YORK 10019 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  KMANTEL@OLSHANLAW.COM

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March 21, 2025

VIA EDGAR AND ELECTRONIC MAIL

Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Attn: David Plattner

Re:	Phillips 66 (“PSX” or the “Company”) PREC14A filed March 4, 2025 Filed by Elliott Investment Management L.P. et al. (collectively, “Elliott”) File No. 001-35349

Dear Mr. Plattner:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), dated March 13, 2025 (the “Staff Letter”), with regard to the above-referenced matter. We have reviewed the Staff Letter with Elliott and provide the following responses on its behalf. For ease of reference, the comments in the Staff Letter are reproduced in italicized form below. Terms that are not otherwise defined have the meanings ascribed to them in Elliott’s revised preliminary proxy statement filed with the SEC on the date hereof (the “Proxy Statement”).

PREC14A filed March 4, 2025

Questions and Answers Relating to This Proxy Solicitation, page 7

1.	Please reconcile the disclosure regarding "ABSTAIN" votes on page 10 with the disclosure regarding the effect of abstentions on pages 11, 39, and 41.

Elliott acknowledges the Staff’s comment and has revised the Proxy Statement to include updated disclosure on page 11.

Reasons for the Solicitation, page 21

2.	Please provide corresponding disclosure for footnotes 1 and 2 that appear in the table at the top of page 22.

Elliott acknowledges the Staff’s comment and has revised the Proxy Statement to include updated disclosure on page 22.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 21, 2025

3.	In footnote 2 to the graphic that appears at the top of page 24, we note the reference to "slide 49 in the appendix." It is unclear what this relates to. Please revise, or advise.

Elliott acknowledges the Staff’s comment and has revised footnote 2 on page 24 of the Proxy Statement to provide clarifying disclosure.

Proposal No. 1, Election of Directors, page 28

4.	We note the following disclosure on page 28: "We intend to provide the required notice to the Company pursuant to the Universal Proxy Rules, including Rule 14a-19(a)(1) under the Securities Exchange Act of 1934, as amended (the 'Exchange Act'), and intend to solicit the holders of Common Stock representing at least 67% of the voting power of Common Stock entitled to vote on the election of directors in support of director nominees other than the Company’s nominees." Please advise as to why this is phrased as an intention, particularly in light of the fact that, via the statements made in your preliminary proxy statement, it appears that you may have satisfied the notice requirement set out in Rule 14a-19(a)(1). In addition, please define "Universal Proxy Rules," or revise so as not to use a capitalized term.

Elliott acknowledges the Staff’s comment and has revised the Proxy Statement on page 20 to disclose that on March 17, 2025, Elliott delivered to the Company a letter identifying four director candidates (Brian S. Coffman, Sigmund L. Cornelius, Michael A. Heim, and Stacy D. Nieuwoudt) and three “alternate” candidates (Alan J. Hirshberg, Gillian A. Hobson, and John Pike), in satisfaction of the notice requirements under Rule 14a-19(b) under the Exchange Act, and to make corresponding changes to the disclosure on page 28 of the Proxy Statement.

Proposal No. 5, Advisory Vote on Annual Election Policy, page 42

5.	Please revise your disclosure in this section to address the legal risk the Company may face if it attempts to adopt the annual election policy, which appears potentially to run counter to the Company's Charter and Bylaws, in particular the following Charter provision: "[t]he affirmative vote of shares representing not less than 80% of the votes entitled to be cast by the Voting Stock shall be required to alter, amend or adopt any provision inconsistent with or repeal … Article FIFTH [i.e., the article that requires the staggered board]” (emphasis added).

Elliott acknowledges the Staff’s comment and has revised the Proxy Statement to include clarifying disclosure on page 42.

March 21, 2025

On a supplementary basis, Elliott advises the Staff that Elliott would view any annual election policy adopted by the Board as stating the Board’s view as to how directors should act, in line with corporate governance best practices, similar to other corporate governance policies adopted by boards of directors. Corporate governance policies requiring or requesting that an incumbent director submit a resignation to the board under various circumstances (with a number of examples listed in the Proxy Statement) are common, and Elliott does not believe that the adoption of an annual election policy that functions in a similar manner should present meaningful legal risk to the Company. Regardless of whether the policy “requires”, “requests” or “suggests” that incumbent directors deliver resignations to the Board, the policy would not have the legal effect of amending the Company’s Charter or Bylaws, and would rely on directors with a term not set to expire at the next annual meeting to deliver their resignations in order for their seats on the Board to be subject to election at the next annual meeting. That said, the Board would have flexibility in determining how to design the annual election policy in line with the goals of promoting the election of all directors at each annual meeting, and maintaining an orderly director nomination and election process, in compliance with applicable law.

6.	We note that the proposal seeks adoption of a policy that would "require" incumbent directors to deliver to the Board a letter of resignation. However, your disclosure also includes the following statement, which would appear to conflict with the foregoing: "If a director with a term not set to expire at the next annual meeting does not deliver a resignation in accordance with the policy, they would not be subject to election at the next annual meeting and would continue to serve on the Board until their term expires and their successor is duly elected, or their earlier resignation or removal." Please revise, or advise.

Elliott acknowledges the Staff’s comment and has revised the Proxy Statement to include clarifying disclosure on page 42. Also please see the response to comment 5 above.

General

7.	On the proxy card, for the first proposal, please provide space for the Company Nominees, even if the identities of such nominees are not known or fully known at this time.

Elliott acknowledges the Staff’s comment and has revised the proxy card accordingly.

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance.

Sincerely,

/s/ Kenneth S. Mantel

Kenneth S. Mantel

cc: Steve Wolosky and Rebecca Van Derlaske, Olshan Frome Wolosky LLP